

October 26, 2010

Dominic A. Romeo
Vice President and Chief Financial Officer
IDEX Corporation
1925 West Field Court
Suite 200
Lake Forest, Illinois 60045-4824

> **Re:** **IDEX Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **Form 10-Q for the Quarterly Period Ended June 30, 2010**
> **File No. 001-10235**

Dear Mr. Romeo:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jeff Jaramillo
Accounting Branch Chief